
INNOVATIONS IN MEDICINE™
NOVEL APPROACHES to
IMPROVED TREATMENTS
TITAN PHARMACEUTICALS Annual Report 2002

*TITAN*
*PHARMACEUTICALS is advancing potential*
*BREAKTHROUGH TREATMENTS*
*through the*
*DRUG DEVELOPMENT*
*PROCESS*

TITAN PHARMACEUTICALS, INC. *is a diversified biopharmaceutical company focused on the development and commercialization of novel treatments for central nervous system disorders, cancer and other serious and life threatening diseases. The company's numerous products in development utilize innovative technologies that have the potential to significantly improve the treatment of these diseases. Titan also establishes important partnerships with multinational pharmaceutical companies and government institutions for the development of its products.*

## Products in Devlopment

SPHERAMINE® ............ *Parkinson's Disease* ............ PHASE: II

Spheramine, a novel treatment designed to provide improved, restorative dopamine replacement therapy, is being evaluated in a multicenter, randomized, controlled Phase IIb clinical study in advanced Parkinson's disease.

PIVANEX® ............ *Lung Cancer* ............ PHASE: II

Pivanex, a histone deacetylase inhibitor with broad-spectrum anti-cancer activity, is being tested in a multicenter, randomized, controlled Phase IIb clinical study in non-small cell lung cancer.

GALLIUM MALTOLATE ............ *Cancer and Bone Disease* ............ PHASE: I/II

Gallium maltolate, an oral dosage form of gallium designed to inhibit cancer cellular processes and protect bone from the effects of tumor metastasis, is being tested in a Phase I/II clinical study in several cancers.

PROBUPHINE™ ............ *Opiate Addiction* ............ PHASE: I

Probuphine, a novel long-term treatment for opiate addiction, is being evaluated in a pilot clinical study in patients with opiate addiction.

ILOPERIDONE ............ *Schizophrenia, Psychosis* ............ PHASE: III

Iloperidone, a novel atypical agent for the treatment of schizophrenia, has been evaluated in more than 3,700 patients in seven Phase III clinical studies. Further development of this treatment is pending review by Novartis Pharma AG, Titan's corporate partner for the development of iloperidone.



*............with a TARGETED FOCUS on THERAPIES for CANCER and CENTRAL NERVOUS SYSTEM diseases.*

## Titan's Drug Development Process

| | | |
|---|---|---|
| | DISEASE TARGETS | Cancer and central nervous system disorders. |
| | BACKGROUND | Evaluating the potential of new discoveries to improve treatment of serious diseases that affect large numbers of patients with significant unmet needs. |
| | APPROACH | Innovative and proprietary technologies, each representing a novel approach to treatment. |
| | RESEARCH TEAM | Physicians and scientists at Titan, major research universities, hospitals and government institutions. |
| | PARTNERS | Multinational pharmaceutical companies. |
| | PROGRESS | Advancing four core product development programs through clinical testing. |

# *Dear FELLOW SHAREHOLDERS........*



*LOUIS R. BUCALO, M.D.*
*Chairman, President & Chief Executice Officer*

In 2002, Titan made progress in several important areas and also faced some significant challenges, responding to these challenges with a strategic focusing of resources to strengthen our future opportunities.

Iloperidone demonstrated further supportive evidence of efficacy and good tolerability in the treatment of schizophrenia in two additional controlled studies presented at the European Congress of Neuropsychopharmacology in October 2002, while a potentially acceptable EKG profile was demonstrated in a separate safety study. However, the EKG profile may limit the ability for dose escalation, and further development of iloperidone will depend upon partnering decisions under review by Novartis.

CeaVac® showed evidence of a treatment benefit for patients receiving an appropriate induction regimen of six or more doses compared to placebo, in a Phase III study in advanced colorectal cancer, but did not meet the study's primary endpoint of overall survival improvement. Based upon these results, further internal development of CeaVac and other monoclonal antibodies TriAb® and TriGem™ was deferred, until potential additional supportive data is obtained from an ongoing government supported cooperative group study in resected Dukes' D colorectal cancer.

Titan responded to the technical challenges faced in these programs by taking decisive steps to focus on and accelerate four additional core development programs, while reducing operating expenditures. Titan's focus on these four core products, Spheramine, Pivanex, gallium maltolate and Probuphine, has generated good progress and further advanced these important programs in clinical testing.

In collaboration with Schering AG, Titan's corporate partner for the development of Spheramine, Titan reached an important milestone in this program by initiating a randomized, controlled Phase IIb study of Spheramine in the treatment of later stage Parkinson's disease. In addition, follow-up data from Titan's pilot clinical study of Spheramine showed continued excellent results, with patients demonstrating an average 41% improvement in motor function two years after treatment. These data were presented at the annual meeting of the American Academy of Neurology. Data was also presented this past year at the International Congress on Neural Transplantation and Repair in June 2002, demonstrating in preclinical studies an increased dopaminergic signal in brain regions treated with Spheramine, supporting the mechanism of action of Spheramine through the validated approach of enhancing local dopamine production in the central nervous system.

Probuphine, Titan's novel treatment in development for opiate addiction, began initial clinical testing with launch of our pilot clinical study in 18 patients suffering from opiate addiction. Patients in this study will be switched from oral therapy to Probuphine, and evaluated for maintenance of therapeutic benefit, safety and tolerability. Probuphine, designed to provide six months of treatment after a single administration under the skin, offers the potential for improved compliance and reliability of administration, which are essential components of success in treatment of this disorder, affecting an estimated two million people in the U.S. and Europe.

Titan's Pivanex program also made important progress through successful completion of a Phase I study, demonstrating the safety of administering Pivanex in combination with docetaxel in patients with advanced lung cancer. Based on this success, a further important milestone was achieved with launch of a randomized, controlled, Phase IIb study of Pivanex in 225 patients with advanced non-small cell lung cancer. This study will compare Pivanex plus docetaxel versus docetaxel alone in tumor response, time to progression, and overall survival. Pivanex has previously demonstrated synergistic anti-cancer activity with docetaxel in laboratory testing, and is a member of a class of compounds called histone deacetylase inhibitors, representing an important new group of potential therapeutic compounds for the treatment of cancer and several other diseases.

Also this past year, gallium maltolate demonstrated excellent safety and tolerability in an ongoing Phase I study in patients with advanced cancer. Titan's proprietary gallium maltolate product, the first oral form of gallium in clinical development for cancer treatment, seeks to take advantage of the documented activity of gallium in previous human testing as an anticancer agent and bone protective agent. Reliable, sustained levels of gallium have been achieved with Titan's gallium maltolate product in these studies to date, and we look forward to further advancing this program.

Titan will continue to move forward aggressively in the coming year to advance our programs, combining the excellent efforts of our dedicated employees and promising development opportunities to achieve our long-term goals of important contributions and innovations in medical therapeutics.

We recognize the commitment of our shareholders, thank you for your support, and look forward with enthusiasm and excitement to our work toward additional progress and a successful future.

*LOUIS R. BUCALO, M.D.*



........We COLLABORATE with MULTINATIONAL
pharmaceutical COMPANIES,
RESEARCH INSTITUTES
and PATIENT GROUPS to
MAXIMIZE THE POTENTIAL
of our novel treatments in development................

*.........SPHERAMINE, in development for PARKINSON'S DISEASE, integrates our collaborations with SCHERING AG, GERMANY and the NATIONAL INSTITUTES OF HEALTH to advance this clinical program............................*

| CANDIDATE | SPHERAMINE |
|---|---|
| DISEASE TARGET | Parkinson's disease |
| BACKGROUND | There are more than one million Parkinson's disease patients in the U.S. and as many as four million worldwide, many of whom are in advanced stages of the disease and no longer respond significantly to standard therapies. |
| APPROACH | A novel application of Titan's proprietary cell-coated microsphere (CCM™) technology, Spheramine consists of human retinal pigment epithelial cells attached to microspheres and is designed to provide improved dopamine replacement therapy. |
| RESEARCH TEAM | Preclinical development was supported by an NIH grant, as was a pilot clinical study conducted by researchers at Emory University. The current randomized Phase IIb clinical study involves collaborators at leading academic centers in the United States and Europe, as well as an international study monitoring committee. |
| PARTNERS | Schering AG, Germany is funding development activities and, in collaboration with Titan, managing Phase II–III clinical studies. |
| PROGRESS | In a pilot clinical study, patients experienced an average 48% improvement in motor function one year after treatment. Based upon promising results in both preclinical and clinical testing, a multicenter, randomized, controlled Phase IIb clinical study has been initiated. |

*"Cell therapy is an important area of research that offers hope for patients suffering from Parkinson's disease, and the mounting preclinical and clinical evidence supporting the therapeutic potential of Spheramine is quite promising."*

— Dr. Warren Olanow, Chairman, Department of Neurology, Mount Sinai School of Medicine


Our TEAM works with
RESEARCHERS
from LEADING HOSPITALS and ACADEMIC
INSTITUTIONS to design and implement
clinical studies to evaluate each
of Titan's novel agents

*............PIVANEX is being tested for the TREATMENT of advanced LUNG CANCER in collaboration with a MULTINATIONAL GROUP of more than 50 LEADING ONCOLOGISTS in seven countries............................................*

| CANDIDATE | PIVANEX |
|---|---|
| DISEASE TARGET | Non-small cell lung cancer |
| BACKGROUND | The American Cancer Society estimates 171,900 new cases of lung cancer and 157,200 deaths from lung cancer in the U.S. in 2003. Non-small cell lung cancer is the most common form of the disease, representing 80% of all cases. |
| APPROACH | Inhibits a class of enzymes called histone deacetylases, which are important for cancer cell growth. This enzyme inhibition effects multiple pathways altering gene expression, increased cell differentiation and anti-cancer activity. |
| RESEARCH TEAM | Titan is working with leading oncologists in a multinational clinical program to evaluate Pivanex. |
| PROGRESS | In preclinical testing, Pivanex was shown to be synergistic with current chemotherapy against lung cancer cells. Initial Phase II clinical testing of Pivanex in non-small cell lung cancer has demonstrated anti-cancer activity and excellent tolerability. Based on this progress, a randomized Phase IIb clinical study of Pivanex in combination with docetaxel in non-small cell lung cancer is currently in progress. |

*"Histone deacetylase inhibition represents an exciting new approach in cancer therapy. While the target is a single enzyme, its inhibition by agents such as Pivanex activates a cascade of pathways, resulting in potent anti-tumor activity. Further, a favorable toxicity profile allows us to easily combine these agents with current chemotherapy, providing a powerful treatment combination for many cancer settings. Given the anti-cancer activity observed to date with Pivanex, I am encouraged that this therapy holds significant promise as a meaningful new treatment for lung cancer."*

—Dr. John Nemunaitis, Baylor University Medical Center; Medical Director, Research Program, US Oncology

..........*Titan's PRODUCTS in development are based on VALIDATED AND ESTABLISHED SCIENTIFIC PRINCIPLES offering broad potential utility*..........



..........*GALLIUM MALTOLATE*
*builds upon the established ACTIVITY of*
*SEMI-METALLIC AGENTS in the treatment*
*of cancer, seeking to UNLOCK*
*THE THERAPEUTIC POTENTIAL of gallium*.................

| CANDIDATE | GALLIUM MALTOLATE |
|---|---|
| DISEASE TARGET | Cancer and bone disease |
| BACKGROUND | Targets include multiple myeloma, metastatic prostate cancer, metastatic bladder cancer and refractory lymphoma, which represent more than 346,000 newly diagnosed cases in the U.S. in 2003, according to the American Cancer Society. |
| APPROACH | An oral dosage form of gallium designed to inhibit ribonucleotide reductase activity in cancer cells as well as protect bone from the effects of tumor metastasis. |
| RESEARCH TEAM | A multi-disciplinary team of oncologists specializing in solid and hematologic cancers. |
| PROGRESS | Phase I clinical testing currently underway has demonstrated the ability of gallium maltolate to safely provide potentially therapeutic levels of gallium. Initiation of a Phase II clinical study is planned for the second half of 2003. |

*"Early clinical work established gallium as a new semi-metallic agent with multiple mechanisms that could potentially make it an important therapy in a variety of clinical settings. I am enthusiastic about the prospect of an orally available form of gallium, like gallium maltolate, that may enable us to further unlock its potential in treating cancer and other diseases."*

—Dr. Lawrence Einhorn, Distinguished Professor of Medicine, Indiana University School of Medicine


..........Addressing IMPORTANT PRACTICAL
ISSUES in patient care can help
doctors provide
MORE EFFECTIVE
TREATMENT..........

*............PROBUPHINE, a novel treatment in development for opiate addiction, provides a POTENTIAL SOLUTION to significant challenges facing current treatment....................*

| CANDIDATE | PROBUPHINE |
|---|---|
| DISEASE TARGET | Opiate addiction |
| BACKGROUND | Oral dosing poses significant challenges for the treatment of opiate addiction, including patient compliance. It is estimated that only 15-20% of the 1.3 million patients in the U.S. currently receive drug treatment. |
| APPROACH | Implantable drug delivery system that combines a copolymer with buprenorphine, an approved treatment for opiate addiction, to deliver this agent for an extended period, potentially eliminating compliance and other issues. |
| RESEARCH TEAM | Titan researchers are working with international medical centers experienced in the treatment of opiate addiction. |
| PROGRESS | Based on the ability of Probuphine to deliver sustained levels of buprenorphine for up to eight months in preclinical testing, a pilot clinical study in patients with opiate addiction was initiated in Q2 2003. |

*"Buprenorphine is effective in treating opiate addiction. However, the challenges associated with oral dosing—compliance and variable blood levels—remain. An implantable, long-term treatment that overcomes the limitations of oral therapy is very exciting, and we look forward to the initial clinical results of Probuphine."*

— Dr. Jason White, Professor, Department of Clinical and Experimental Pharmacology, University of Adelaide, Australia

# SELECTED FINANCIAL DATA

The selected financial data presented below summarize certain financial data that has been derived from and should be read in conjunction with our consolidated financial statements and footnotes thereto included elsewhere herein. See also Management's Discussion and Analysis of Financial Condition and Results of Operations.

| *(in thousands, except per share data)* | *Year Ended December 31,* 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Statement of Operations Data** | | | | | |
| Total revenue[1] | $ 2,892 | $ 4,572 | $ 1,880 | $ 337 | $ — |
| Operating expenses: | | | | | |
| Research and development | 29,819 | 23,339 | 16,744 | 9,429 | 7,813 |
| Acquired in-process research and development[2] | — | — | 4,969 | 136 | — |
| General and administrative | 5,076 | 5,383 | 4,070 | 2,794 | 3,708 |
| Other income, net | 3,821 | 6,686 | 5,115 | 726 | 907 |
| Net (loss) income | $ (28,182) | $ (17,464) | $ (18,788) | $ (11,296) | $ (10,614) |
| Basic net (loss) income per share | $ (1.02) | $ (0.63) | $ (0.73) | $ (0.70) | $ (0.81) |
| Diluted net (loss) income per share | $ (1.02) | $ (0.63) | $ (0.73) | $ (0.70) | $ (0.81) |
| Shares used in computing: | | | | | |
| Basic net (loss) income per share | 27,642 | 27,595 | 25,591 | 16,112 | 13,109 |
| Diluted net (loss) income per share | 27,642 | 27,595 | 25,591 | 16,112 | 13,109 |

(1) Revenues for 2001 include $2.5 million license fee payment from Novartis for the development and commercialization of iloperidone in Japan.

(2) Acquired in-process research and development reflects the acquisition of GeoMed in 2000, and the acquisition of a minority interest in Theracell in 1999.

| *(in thousands)* | *As of December 31,* 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Balance Sheet Data** | | | | | |
| Cash, cash equivalents, and marketable securites | $73,450 | $105,051 | $117,523 | $46,454 | $11,655 |
| Working capital | 70,702 | 100,193 | 115,386 | 45,128 | 10,215 |
| Total assets | 75,926 | 107,132 | 118,442 | 47,362 | 12,228 |
| Total stockholders' equity | 70,740 | 100,127 | 114,738 | 44,302 | 9,406 |

# *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes.

The following discussion contains certain forward-looking statements, within the meaning of the "safe harbor" provisions of the Private Securities Reform Act of 1995, the attainment of which involves various risks and uncertainties. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "plan," "anticipate," "continue," or similar terms, variations of those terms or the negative of those terms. Our actual results may differ materially from those described in these forward-looking statements due to, among other factors, the results of ongoing research and development activities and pre-clinical testing, the results of clinical trials and the availability of additional financing through corporate partnering arrangements or otherwise.

Spheramine®, Pivanex®, Probuphine™, CeaVac®, TriAb®, TriGem™ and CCM™ are trademarks of Titan Pharmaceuticals, Inc.

## Overview

We are a biopharmaceutical company developing proprietary therapeutics for the treatment of central nervous system disorders, cancer, and other serious and life threatening diseases. Our product development programs focus on large pharmaceutical markets with significant unmet medical needs and commercial potential.

Our internal resources are focused primarily on clinical development of the following products:

- Spheramine: for the treatment of late stage Parkinson's disease
- Pivanex: for the treatment of non-small cell lung cancer
- Gallium maltolate: for the treatment of several cancers and bone related disease associated with cancer
- Probuphine: for the treatment of opiate addiction

We are directly developing our product candidates and also utilizing strategic partnerships, including a collaboration with Schering AG, Germany (Schering), as well as collaborations with Novartis Pharma AG (Novartis), and with several government-sponsored clinical cooperative groups. These collaborations help fund product development and enable us to retain significant economic interest in our products.

Following the announcement of clinical study results last year, we are continuing to evaluate opportunities for the continued development of iloperidone for the treatment of schizophrenia, and the monoclonal antibodies—CeaVac, TriAb, and TriGem—for the treatment of various cancers. These programs are focused on externally funded collaborations for further support and development. In addition, Spheramine development is primarily funded by our corporate partner for Spheramine, Schering.

The following table provides summary status of our products in development:

| *Product* | *Potential Indication(s)* | *Phase of Development* | *Marketing Rights* |
|---|---|---|---|
| Spheramine | Parkinson's Disease | Phase IIb | Schering AG, Germany |
| Pivanex | Non-small cell lung cancer | Phase IIb | Titan |
| Gallium Maltolate | Myeloma, prostate and bladder cancer, lymphoma, bone disease associated with cancer | Phase I/II | Titan |
| Probuphine | Opiate addiction | Phase I | Titan |
| Iloperidone | Schizophrenia, psychosis | Phase III* | Novartis Pharma AG |
| CeaVac | Colorectal, gastrointestinal and pancreatic cancer | Phase III (colorectal cancer)** | Titan |
| CeaVac & TriAb | Limited stage non-small cell lung cancer | Phase II (co-operative group study)** | Titan |
| CeaVac & TriAb | Resected Dukes' D colorectal cancer | Phase II (co-operative group study)** | Titan |

*Further development under review

**Further development pending results of co-operative group study

Our products are at various stages of development and may not be successfully developed or commercialized. We do not currently have any products being sold on the commercial market. Our proposed products will require significant further capital expenditures, development, testing, and regulatory clearances prior to commercialization. We may experience unanticipated problems relating to product development and cannot predict whether we will successfully develop and commercialize any products. An estimation of product completion dates and completion costs can vary significantly for each product and are difficult to predict. Various statutes and regulations also influence our product development progress and the success of obtaining approval is highly uncertain.

## Critical Accounting Policies and the Use of Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results could differ materially from those estimates. We believe the following accounting policies and estimates for the year ended December 31, 2002, to be critical:

Revenue associated with performance milestones, considered "at risk" until the milestones are completed, is recognized based on the achievement of the milestones, as defined in the respective agreements. Advance payments received prior to the achievement of milestones are classified as deferred revenue until earned. We recognized a $2.0 million milestone payment from Schering following Schering's decision in the first quarter 2002 to initiate larger, randomized clinical testing of Spheramine for the treatment of patients with late-stage Parkinson's disease upon the successful completion of Titan's Phase I/II clinical study of Spheramine. We had no further obligations to perform under the agreement relating to this milestone and therefore recognized the milestone as revenue.

We have elected to continue to follow Accounting Principles Board Opinion No. 25 (or APB 25), "*Accounting for Stock Issued to Employees*," rather than the alternative fair value method of accounting prescribed by Statement of Financial Accounting Standards No. 123 (or SFAS 123), "*Accounting for Stock-Based Compensation.*" Under APB 25, no compensation expense is recognized when the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant. Had we elected to follow the alternative method of accounting prescribed by

SFAS 123, we would have recorded an additional $8.2 million in net loss, or an additional $0.30 of net loss per share for the year ended December 31, 2002.

## Results of Operations

### *Comparison of Years Ended December 31, 2002 and 2001*

Revenues in 2002 were $2.9 million compared to $4.6 million for 2001, a decrease of $1.7 million. The 2002 revenue included a one-time $2 million milestone payment from Schering following successful completion of the Phase I/II study and Schering's decision to initiate randomized clinical testing of Spheramine for the treatment of patients with late-stage Parkinson's disease (See Note 7 to the Consolidated Financial Statements). The 2001 revenue included a one-time license fee payment of $2.5 million received from Novartis for the development and commercialization of iloperidone in Japan, and an SBIR grant received from the National Institutes of Health in support of the development of Spheramine.

Research and development expenses for 2002 were $29.8 million compared to $23.3 million for 2001, an increase of $6.5 million. The increase in research and development was primarily associated with the completion of the randomized, placebo-controlled Phase III clinical study of CeaVac in Dukes' D colorectal cancer and our other expanded clinical programs in cancer, specifically the Phase II studies with Pivanex and the Phase I/II study with gallium maltolate. Research and development expenses are expected to decrease approximately 25% in 2003 due to the fact that a larger portion of the clinical studies conducted by the Company will be funded by third parties, including Schering, the Company's corporate partner for the development of Spheramine, and the National Cancer Institute, which is funding various clinical studies of CeaVac and TriAb in cancer.

General and administrative expenses for 2002 were $5.1 million compared to $5.4 million for 2001, a decrease of $300,000. The decrease was primarily due to lower stock option related non-cash compensation expenses. We expect G&A costs to remain approximately the same in the future.

Other income, net, for 2002 was $3.8 million compared to $6.7 million for 2001, a decrease of $2.9 million. The decrease, primarily in interest income, was a result of declining interest rates and our smaller average cash and marketable securities position.

As a result of the foregoing, we had a net loss of $28.2 million in 2002 compared to a net loss of $17.5 million in 2001.

None of our products have been commercialized, and we do not expect to generate any revenue from product sales or royalties in the foreseeable future. We will also continue to identify new technologies and/or product candidates for possible in-licensing or acquisition. Accordingly, we expect to incur operating losses for the foreseeable future. We cannot assure you that we will ever achieve profitable operations.

### *Comparison of Years Ended December 31, 2001 and 2000*

Revenues in 2001 were $4.6 million compared to $1.9 million for 2000, an increase of $2.7 million. The increase in revenue was primarily due to a $2.5 million license fee payment from Novartis for the development and commercialization of iloperidone in Japan, and higher SBIR grant revenues from the National Institutes of Health in support of the development of Spheramine, our novel treatment for Parkinson's disease. See Note 6 to the Consolidated Financial Statements.

Research and development expenses for 2001 were $23.3 million compared to $16.7 million for 2000, an increase of $6.6 million. The planned increase in research and development was associated with our expanded clinical programs in cancer, specifically the randomized, placebo-controlled Phase III clinical study of CeaVac in Dukes' D colorectal cancer, Phase II studies with Pivanex, the Phase I/II study with Spheramine and the Phase I/II study with gallium maltolate.

General and administrative expenses for 2001 were $5.4 million compared to $4.1 million for 2000, an increase of $1.3 million. The increase, consisting primarily of salaries and employment-related costs, was in support of our expanded clinical and pre-clinical operations and certain stock option related non-cash compensation charges.

Other income, net, for 2001 was $6.7 million compared to $5.1 million for 2000, an increase of $1.6 million. The increase, primarily in interest income, was a result of our significantly larger average cash and marketable securities position.

As a result of the foregoing, we had a net loss of $17.5 million in 2001 compared to a net loss of $18.8 million in 2000.

## Liquidity and Capital Resources

| *(in thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| **As of December 31:** | | | |
| Cash, cash equivalents and marketable securities | $ 73,450 | $ 105,051 | $ 117,523 |
| Working capital | 70,702 | 100,193 | 115,386 |
| Current ratio | 19:1 | 18:1 | 48:1 |
| **Year Ended December 31:** | | | |
| Cash used in operating activities | (29,291) | (13,739) | (13,163) |
| Cash provided by (used in) investing activities | 30,678 | (1,710) | (96,906) |
| Cash provided by (used in) financing activities | (4) | 921 | 83,915 |

We have funded our operations since inception primarily through sales of our securities, as well as proceeds from warrant and option exercises, corporate licensing and collaborative agreements, and government sponsored research grants.

In November 2000, we completed a private placement of 1.2 million shares of our common stock for net proceeds of approximately $40.9 million, after deducting fees and commissions and other expenses of the offering.

In March 2000, we completed a private placement of 1.2 million shares of our common stock for net proceeds of approximately $38.8 million, after deducting fees and commissions and other expenses of the offering.

Uses of cash in operating activities were primarily to fund product development programs and administrative expenses. We have entered into various agreements with research institutions, universities, and other entities for the performance of research and development activities and for the acquisition of licenses related to those activities. Certain of the licenses require us to pay royalties on future product sales, if any. In addition, in order to maintain license and other rights while products are under development, we must comply with customary licensee obligations, including the payment of patent related costs and meeting project-funding milestones.

The following table sets forth the aggregate contractual cash obligations as of December 31, 2002 (in thousands):

| | *Payments Due by Period* | | | | |
|---|---|---|---|---|---|
| Contractual obligations | Total | < 1 year | 2–3 years | 4–5 years | 5 years+ |
| Operating leases | $3,498 | $ 812 | $1,593 | $1,093 | — |
| Sponsored research & license agreements | $2,146 | $ 601 | $ 618 | $ 618 | $309 |
| Total contractual cash obligations | $5,644 | $1,413 | $2,211 | $1,711 | $309 |

We expect to continue to incur substantial additional operating losses from costs related to continuation and expansion of product and technology development, clinical trials, and administrative activities. We believe that we currently have sufficient working capital to sustain our planned operations through 2005.

## Off-Balance Sheet Arrangements

Titan has never entered into any off-balance sheet financing arrangements and has never established any special purpose entities. We have not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

## Quantitative and Qualitative Disclosures About Market Risk

Our portfolio of marketable securities creates an exposure to interest rate risk. We adhere to an investment policy that requires us to limit amounts invested in securities based on maturity, type of instrument, investment grade and issuer. We satisfy liquidity requirements by investing excess cash in securities with different maturities to match projected cash needs and limit concentration of credit risk by diversifying our investments among a variety of high credit-quality issuers. A hypothetical 100 basis point decrease in interest rates would result in an approximate $712K decrease in cash flow over the subsequent year. We do not use derivative financial instruments in our investment portfolio.

The following table summarizes principal amounts and related weighted-average interest rates by year of maturity on our interest-bearing investment portfolio at December 31, 2002 (in thousands, except interest rate):

| | Face Value | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 | Total | Estimated Fair Value |
| **Cash equivalents and marketable securities:** | | | | | | | |
| Variable rate securities | $ 6,579 | — | — | — | — | $ 6,579 | $ 6,579 |
| Average interest rate | 1.260% | — | — | — | — | 1.260% | |
| Fixed rate securities | $50,581 | $14,000 | — | — | — | $64,581 | $66,295 |
| Average interest rate | 5.246% | 3.459% | — | — | — | 4.859% | |

## *CONSOLIDATED BALANCE SHEETS*

| *(in thousands of dollars)* | December 31, 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 7,155 | $ 5,772 |
| Marketable securities | 66,295 | 99,279 |
| Related party receivables | 316 | 465 |
| Prepaid expenses, other receivables and current assets | 881 | 441 |
| Total current assets | 74,647 | 105,957 |
| Property and equipment, net | 979 | 575 |
| Investment in other companies | 300 | 600 |
| | $ 75,926 | $ 107,132 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 1,901 | $ 894 |
| Accrued clinical trials expenses | 1,203 | 2,156 |
| Other accrued liabilities | 841 | 714 |
| Deferred contract revenue | — | 2,000 |
| Total current liabilities | 3,945 | 5,764 |
| Commitments | | |
| Minority interest—Series B preferred stock of Ingenex, Inc. | 1,241 | 1,241 |
| Stockholders' Equity | | |
| Preferred stock, $0.001 par value per share; 5,000,000 shares authorized, issuable in series: | | |
| Convertible Series C, 222,400 shares designated, 222,400 shares issued and outstanding, with an aggregate liquidation value of $2,000 at December 31, 2002 and 2001 | — | — |
| Common stock, at amounts paid in, $0.001 par value per share; 50,000,000 shares authorized, 27,642,085 and 27,641,770 shares issued and outstanding at December 31, 2002 and 2001, respectively | 191,680 | 191,684 |
| Additional paid-in capital | 9,161 | 9,017 |
| Deferred compensation | (621) | (795) |
| Accumulated deficit | (129,852) | (101,670) |
| Accumulated other comprehensive income | 372 | 1,891 |
| Total stockholders' equity | 70,740 | 100,127 |
| | $ 75,926 | $ 107,132 |

See accompanying notes.

# *CONSOLIDATED STATEMENTS OF OPERATIONS*

| *(in thousands, except per share amount)* | *Year ended December 31,* 2002 | 2001 | 2000 |
|---|---|---|---|
| Revenue: | | | |
| Contract revenue | $ 2,696 | $ 1,224 | $ 1,194 |
| License revenue | — | 2,600 | 415 |
| Grant revenue | 196 | 748 | 271 |
| Total revenue | 2,892 | 4,572 | 1,880 |
| Operating expenses: | | | |
| Research and development | 29,819 | 23,339 | 16,744 |
| Acquired in-process research and development | — | — | 4,969 |
| General and administrative | 5,076 | 5,383 | 4,070 |
| Total operating expenses | 34,895 | 28,722 | 25,783 |
| Loss from operations | (32,003) | (24,150) | (23,903) |
| Other income (expense): | | | |
| Interest income | 4,221 | 6,763 | 5,156 |
| Other expense | (400) | (77) | (41) |
| Other income, net | 3,821 | 6,686 | 5,115 |
| Net loss | $ (28,182) | $ (17,464) | $ (18,788) |
| Basic and diluted net loss per share | $ (1.02) | $ (0.63) | $ (0.73) |
| Weighted average shares used in computing basic and diluted net loss per share | 27,642 | 27,595 | 25,591 |

See accompanying notes.

## *CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY*

| *(in thousands)* | Preferred Stock Shares | Preferred Stock Amount |
|---|---|---|
| **Balances at December 31, 1999** | 828 | $ 5,000 |
| Comprehensive loss: | | |
| Net loss | | |
| Unrealized gain on marketable securities | | |
| Comprehensive loss | | |
| Issuance of common stock in a private placement in March 2000, net of issuance costs of $2,591 | | |
| Issuance of common stock upon exercise of options and warrants | | |
| Conversion of Series D preferred stock to common stock | (606) | (5,000) |
| Issuance of common stock to acquire a technology, net | | |
| Issuance of common stock in a private placement in November 2000, net of issuance costs of $2,886 | | |
| Compensation related to stock options | | |
| Amortization of deferred compensation | | |
| **Balances at December 31, 2000** | 222 | — |
| Comprehensive loss: | | |
| Net loss | | |
| Unrealized gain on marketable securities | | |
| Comprehensive loss | | |
| Issuance of common stock upon exercise of options and warrants | | |
| Rescission of stock option exercises | | |
| Compensation related to stock options | | |
| Amortization of deferred compensation | | |
| **Balances at December 31, 2001** | 222 | — |
| Comprehensive loss: | | |
| Net loss | | |
| Unrealized loss on marketable securities | | |
| Comprehensive loss | | |
| Issuance of common stock upon exercise of options, net of issuance costs of $6 | | |
| Compensation related to stock options | | |
| Amortization of deferred compensation | | |
| **Balances at December 31, 2002** | **222** | **$ —** |

See accompanying notes.

| Common Stock | | Additional Paid-In Capital | Deferred Compensation | Accumulated Deficit | Accumulated Other Comprehensive Income | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| Shares | Amount | | | | | |
| 22,892 | $ 98,266 | $ 6,955 | $ (501) | $ (65,418) | $ — | $ 44,302 |
| | | | | (18,788) | | (18,788) |
| | | | | | 691 | 691 |
| | | | | | | (18,097) |
| 1,200 | 38,809 | | | | | 38,809 |
| 1,181 | 4,252 | | | | | 4,252 |
| 667 | 5,000 | | | | | — |
| 94 | 3,522 | | | | | 3,522 |
| 1,200 | 40,914 | | | | | 40,914 |
| | | 1,789 | (1,324) | | | 465 |
| | | | 571 | | | 571 |
| 27,234 | 190,763 | 8,744 | (1,254) | (84,206) | 691 | 114,738 |
| | | | | (17,464) | | (17,464) |
| | | | | | 1,200 | 1,200 |
| | | | | | | (16,264) |
| 461 | 1,028 | | | | | 1,028 |
| (53) | (107) | 149 | | | | 42 |
| | | 124 | (83) | | | 41 |
| | | | 542 | | | 542 |
| 27,642 | 191,684 | 9,017 | (795) | (101,670) | 1,891 | 100,127 |
| | | | | (28,182) | | (28,182) |
| | | | | | (1,519) | (1,519) |
| | | | | | | (29,701) |
| — | (4) | | | | | (4) |
| | | 144 | (141) | | | 3 |
| | | | 315 | | | 315 |
| **27,642** | **$191,680** | **$ 9,161** | **$ (621)** | **$ (129,852)** | **$ 372** | **$ 70,740** |

## *CONSOLIDATED STATEMENTS OF CASH FLOWS*

| *(in thousands of dollars)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| | *Year ended December 31,* | | |
| **Cash flows from operating activities:** | | | |
| Net loss | $ (28,182) | $ (17,464) | $ (18,788) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 1,569 | 647 | 343 |
| Loss on investment activities | 309 | — | — |
| Acquired in-process research and development | — | — | 4,969 |
| Non-cash compensation related to stock options | 318 | 732 | 1,036 |
| Changes in operating assets and liabilities: | | | |
| Prepaid expenses, receivables and other current assets | (1,486) | (955) | 20 |
| Accounts payable | 1,007 | (410) | (931) |
| Accrued clinical trials and other liabilities | (826) | 1,711 | 188 |
| Deferred contract revenue | (2,000) | 2,000 | — |
| Net cash used in operating activities | (29,291) | (13,739) | (13,163) |
| **Cash flows from investing activities:** | | | |
| Purchases of property and equipment, net | (778) | (254) | (374) |
| Investment in other companies | — | (600) | — |
| Purchases of marketable securities | (25,114) | (72,733) | (167,355) |
| Proceeds from maturities of marketable securities | 43,718 | 55,750 | 51,550 |
| Proceeds from sales of marketable securities | 12,852 | 16,127 | 19,273 |
| Net cash provided by (used in) investing activities | 30,678 | (1,710) | (96,906) |
| **Cash flows from financing activities:** | | | |
| Issuance of common stock, net | (4) | 921 | 83,915 |
| Net cash (used in) provided by financing activities | (4) | 921 | 83,915 |
| **Net increase (decrease) in cash and cash equivalents** | 1,383 | (14,528) | (26,154) |
| Cash and cash equivalents at beginning of year | 5,772 | 20,300 | 46,454 |
| **Cash and cash equivalents at end of year** | 7,155 | 5,772 | 20,300 |
| Marketable securities at end of year | 66,295 | 99,279 | 97,223 |
| **Cash, cash equivalents and marketable securities at end of year** | $ 73,450 | $ 105,051 | $ 117,523 |
| *Schedule of non-cash transaction:* | | | |
| Issuance of common stock to acquire technology, net | $ — | $ — | $ 3,522 |

See accompanying notes.

## 1. Organization and Summary of Significant Accounting Policies

*The Company and its Subsidiaries*

We are a biopharmaceutical company developing proprietary therapeutics for the treatment of central nervous system disorders, cancer, and other serious and life threatening diseases. Our product development programs focus on large pharmaceutical markets with significant unmet medical needs and commercial potential. We conduct a small portion of our operations through two subsidiaries: Ingenex, Inc. and ProNeura, Inc. At December 31, 2002, we owned 81% of Ingenex, assuming the conversion of all preferred stock to common stock, and 79% of ProNeura. In the third quarter of 2000 and in connection with the acquisition of worldwide rights to gallium maltolate, a novel and proprietary agent for the potential treatment of cancer and other conditions, we acquired GeoMed, Inc., a privately held California corporation (See Note 8). We operate in one business segment, the development of pharmaceutical products.

*Basis of Presentation and Consolidation*

The accompanying consolidated financial statements include the accounts of Titan and our wholly and majority owned subsidiaries. All significant intercompany balances and transactions are eliminated. Certain prior year balances have been reclassified to conform to the current year presentation.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

*Stock Option Plans*

We have elected to continue to follow Accounting Principles Board Opinion No. 25 (or APB 25), "Accounting for Stock Issued to Employees," rather than the alternative fair value method of accounting prescribed by Statement of Financial Accounting Standards No. 123 (or SFAS 123), "Accounting for Stock-Based Compensation." Under APB 25, no compensation expense is recognized when the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant. The following table illustrates the effect on our net loss and net loss per share if Titan had applied the provisions of SFAS 123 to stock-based employee compensation.

| | *Year Ended December 31,* | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Net loss, as reported | $ (28,182) | $ (17,464) | $ (18,788) |
| Add: Stock-based employee compensation expense included in reported net loss | 318 | 1,088 | 1,036 |
| Deduct: Stock-based employee compensation expense determined in accordance with SFAS 123 for all stock option grants | (8,489) | (10,225) | (8,781) |
| Pro forma net loss | $ (36,353) | $ (26,601) | $ (26,533) |
| Basic and diluted net loss per share, as reported | $ (1.02) | $ (0.63) | $ (0.73) |
| Pro forma basic and diluted net loss per share | $ (1.32) | $ (0.96) | $ (1.04) |

### *Cash, Cash Equivalents and Marketable Securities*

Our cash and investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We select investments that maximize interest income to the extent possible given these two constraints. We satisfy liquidity requirements by investing excess cash in securities with different maturities to match projected cash needs and limit concentration of credit risk by diversifying our investments among a variety of high credit-quality issuers and limit the amount of credit exposure to any one issuer. The estimated fair values have been determined using available market information and commonly used valuation methodologies. We do not use derivative financial instruments in our investment portfolio.

All investments with original maturities of three months or less are considered to be cash equivalents. Our marketable securities, consisting primarily of high-grade debt securities including money market funds, U.S. government and corporate notes and bonds, and commercial paper, are classified as available-for-sale at time of purchase and carried at fair value. If the fair value of a security is below its amortized cost for six consecutive months or if its decline is due to a significant adverse event, the impairment is considered to be other-than-temporary. Other-than-temporary declines in fair value of our marketable securities are charged against interest income. We recognized expenses of approximately $9,000 in 2002, and none in 2001 and 2000 as a result of charges related to other-than-temporary declines in the fair values of certain of our marketable securities. Amortization of premiums and discounts, and realized gains and losses are included as interest income. Unrealized gains and losses are included as accumulated other comprehensive income, a separate component of stockholders' equity. Cost of securities sold is based on specific identification method.

### *Property and Equipment*

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

### *Investment in Other Companies*

We have invested in equity instruments of privately held companies for business and strategic purposes. These investments are classified as long-term assets and are accounted for under the cost method as we do not have the ability to exercise significant influence over their operations. We monitor our investments for impairment and record reductions in carrying value when events or changes in circumstances indicate that the carrying value may not be recoverable. Determination of impairment is based on a number of factors, including an assessment of the strength of investee's management, the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near-term prospects of the investee, fundamental changes to the business prospects of the investee, share prices of subsequent offerings, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in our carrying value.

In July 2001, we made a $300,000 equity investment in Altagen Biosciences Inc. (formerly CSS Acquisition Corporation) for 300 shares of Series D Preferred stock, representing 2.5% of total equity in the company. In December 2001, we made a $300,000 equity investment in Molecular Medicine LLC for 714,286 shares of Series A Preferred stock, representing 13.6% of total equity in the company. These investments are intended to strengthen our relationships with companies that provide contracted services and resources that are important to our operations. In June 2002, we recorded a $300,000 reduction in the carrying value of our investment in Altagen.

### *Revenue Recognition and Deferred Revenue*

Contract revenue for research and development is recorded as earned based on the performance requirements of the contract. Non-refundable contract fees or non-refundable upfront license fees for which no further performance obligations exist, and there is no continuing involvement by Titan, are recognized on the earlier of when the payments are received or when collection is assured.

Revenue associated with performance milestones, considered "at-risk" until the milestones are completed, is recognized based on the achievement of the milestones as defined in the respective agreements. Advance payments received prior to the achievement of milestones are classified as deferred revenue until earned.

Government grants, which support our research effort in specific projects, generally provide for reimbursement of approved costs as defined in the grant documents, and revenue is recognized when subsidized project costs are incurred.

*Sponsored Research and Development Costs*

Research and development expenses include internal and external costs. Internal costs include salaries and employment related expenses, facility costs, administrative expenses and allocations of corporate costs. External expenses consist of costs associated with outsourced clinical research organization activities, sponsored research studies, product registration, patent application and prosecution, and investigator sponsored trials. All such costs are charged to expense as incurred.

*Net Loss Per Share*

We calculate basic net loss per share using the weighted average common shares outstanding for the period. Diluted net income per share would include the impact of other dilutive equity instruments, primarily our preferred stock, options and warrants. For the years ended December 31, 2002, 2001 and 2000, outstanding preferred stock, options and warrants totaled 6.4 million, 4.4 million and 3.9 million shares, respectively. We reported net losses for all years presented and, therefore, preferred stock, options and warrants were excluded from the calculation of diluted net loss per share as they were anti-dilutive.

*Comprehensive Income*

Comprehensive income is comprised of net loss and other comprehensive income. The only component of other comprehensive income is unrealized gains and losses on our marketable securities. Comprehensive loss for the years ended December 31, 2002, 2001 and 2000 was $29.7 million, $16.3 million, and $18.1 million, respectively. Comprehensive loss has been disclosed in the Statement of Stockholders' Equity for all periods presented.

*Recent Accounting Pronouncements*

In June 2002, the Financial Accounting Standards Board (or FASB) issued SFAS 146, "*Accounting for Costs Associated with Exit or Disposal Activities*," which addresses accounting for restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a material impact on our financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45 (or FIN 45), "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.*" FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 is not expected to have a material impact on our financial position and results of operations.

In December 2002, the FASB issued Statement No. 148 (or SFAS 148), "*Accounting for Stock-Based Compensation - Transition and Disclosure.*" SFAS 148 amends SFAS 123 "*Accounting for Stock-Based Compensation*" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of

SFAS 148 are effective for fiscal years ending after December 15, 2002. We have elected to continue to follow the intrinsic value method of accounting as prescribed by APB 25 to account for employee stock options. We satisfied the disclosure requirement under SFAS 148 earlier in this Note 1 under caption "Stock Option Plans."

## 2. Available-For-Sale Securities

The following is a summary of our available-for-sale securities at December 31 (in thousands):

| | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|
| | Amortized Cost | Unrealized Gain/ (loss) | Fair Value | Amortized Cost | Unrealized Gain/ (loss) | Fair Value |
| Money market funds | $ 6,579 | $ — | $ 6,579 | $ 5,478 | $ — | $ 5,478 |
| Securities of the U.S. government and its agencies | 40,064 | 241 | 40,305 | 60,785 | 1,380 | 62,165 |
| Corporate notes and bonds | 18,571 | 123 | 18,694 | 36,603 | 511 | 37,114 |
| Commercial paper | 7,288 | 8 | 7,296 | — | — | — |
| | $ 72,502 | $ 372 | $ 72,874 | $102,866 | $ 1,891 | $104,757 |
| Classified as: | | | | | | |
| Cash equivalents | | | $ 6,579 | | | $ 5,478 |
| Marketable Securities | | | 66,295 | | | 99,279 |
| | | | $ 72,874 | | | $104,757 |

The estimated fair value of available-for-sale securities at December 31, 2002 was $72.9 million, with $58.5 million maturing within 1 year and $14.4 million maturing between 1 to 2 years.

Gross realized gains on sales of marketable securities were $116,000 for the year ended December 31, 2002. Gross realized gains for the year ended December 2001 were $149,000, and immaterial for the year ended December 31, 2000.

## 3. Property and Equipment

Property and equipment consisted of the following at December 31 (in thousands):

| | 2002 | 2001 |
|---|---|---|
| Furniture and office equipment | $ 525 | $ 290 |
| Leasehold improvements | 318 | 229 |
| Laboratory equipment | 365 | 363 |
| Computer equipment | 728 | 380 |
| | 1,936 | 1,262 |
| Less accumulated depreciation and amortization | (957) | (687) |
| Property and equipment, net | $ 979 | $ 575 |

Depreciation and amortization expense was $374,000, $272,000, and $196,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

## 4. Sponsored Research and License Agreements

We have entered into various agreements with research institutions, universities, and other entities for the performance of research and development activities and for the acquisition of licenses related to those activities. Expenses under these agreements totaled $1.3 million, $1.6 million, and $1.5 million in the years ended December 31, 2002, 2001, and 2000, respectively.

At December 31, 2002, the annual aggregate commitments we have under these agreements, including minimum license payments, are as follows (in thousands):

| | |
|---|---|
| 2003 | $ 601 |
| 2004 | 309 |
| 2005 | 309 |
| 2006 | 309 |
| 2007 | 309 |
| | $1,837 |

After 2007, we must make annual payments aggregating $309,000 per year to maintain certain licenses. Certain licenses provide for the payment of royalties by us on future product sales, if any. In addition, in order to maintain these licenses and other rights during product development, we must comply with various conditions including the payment of patent related costs and permitting additional equity investments.

## 5. Agreement with Aventis SA

In 1997, we entered into an exclusive license agreement with Aventis SA (formerly Hoechst Marion Roussel, Inc.). The agreement gave us a worldwide license to the patent rights and know-how related to the antipsychotic agent iloperidone, including the ability to develop, use, sublicense, manufacture and sell products and processes claimed in the patent rights. We are required to make additional benchmark payments as specific milestones are met. Upon commercialization of the product, the license agreement provides that we will pay royalties based on net sales.

## 6. Iloperidone Sublicense to Novartis Pharma AG

We entered into an agreement with Novartis in 1997 pursuant to which we granted Novartis a sublicense for the worldwide (with the exception of Japan) development, manufacturing and marketing of iloperidone. In April 2001, we entered into an amendment to the agreement for the development and commercialization of iloperidone in Japan. Under the amendment, in exchange for rights to iloperidone in Japan, Titan received a $2.5 million license fee in May 2001. Novartis will make our milestone payments to Aventis during the life of the Novartis agreement, and will also pay to Aventis and Titan a royalty on future net sales of the product, providing Titan with a net royalty of 8% on the first $200 million of sales annually and 10% on all sales above $200 million on an annual basis. Novartis has assumed the responsibility for all clinical development, registration, manufacturing and marketing of iloperidone, and we have no remaining obligations under the terms of this agreement, except for maintaining certain usual and customary requirements, such as confidentiality covenants.

## 7. Licensing and Collaborative Agreement with Schering AG

In January 2000, we entered into a licensing and collaborative agreement with Schering, under which we will collaborate with Schering on manufacturing and clinical development of our cell therapy product, Spheramine®, for the treatment of Parkinson's disease. Under the agreement, we will perform clinical development activities for which we will receive funding. As of December 31, 2002, we recognized $2.8 million under this agreement to date. In February 2002, we announced that we received a $2.0 million milestone payment from Schering. The milestone payment followed Schering's decision in the first quarter 2002 to initiate larger, randomized clinical testing of Spheramine for the treatment of patients with late-stage Parkinson's disease following the successful completion of Titan's Phase I/II clinical study of Spheramine. As a result, Titan recognized $2.0 million in contract revenue in the first quarter of 2002. Schering will fully fund, and manage in collaboration with us, all future pilot and pivotal clinical studies, and manufacturing and development activities. We are entitled to certain payments upon the achievement of specific milestones.

## 8. Acquisition of a Novel and Proprietary Agent

In July 2000, we announced the acquisition of a worldwide, royalty-bearing, exclusive license to a novel and proprietary agent, gallium maltolate, for a potential treatment of cancer and bone related disease. We obtained these rights through the acquisition of GeoMed, Inc., a privately held California corporation. Under this license agreement, we are required to make an annual license payment to Dr. Lawrence Bernstein, technology inventor, of $50,000, as well as royalty payments based on net sales of products and processes incorporating the licensed technology. We completed the acquisition in August 2000 by assuming $1.4 million of GeoMed's liabilities and issuing an aggregate of 94,000 shares of Titan common stock valued at approximately $3.6 million using the fair market value of our common stock at the date of the agreement in accordance with generally accepted accounting principles. The entire purchase price of approximately $5.0 million was charged to acquired in-process research and development as the acquired technology was in an early stage of development that, as of the acquisition date, had not achieved technological feasibility and no alternative use existed.

## 9. Lease Commitments

We lease facilities under operating leases that expire at various dates through June 2006. We also lease certain office equipment under operating and capital leases that expire at various dates through January 2006. Rental expense was $765,000, $584,000, and $411,000 for years ended December 31, 2002, 2001, and 2000, respectively.

The following is a schedule of future minimum lease payments at December 31, 2002 (in thousands):

| | |
|---|---|
| 2003 | $ 812 |
| 2004 | 779 |
| 2005 | 814 |
| 2006 | 754 |
| 2007 | 339 |
| | $3,498 |

## 10. Stockholders' Equity

*Preferred Stock*

In connection with the merger of our Trilex Pharmaceuticals, Inc. subsidiary (Trilex) in 1997, we issued 222,400 shares of Series C convertible preferred stock (the Series C Preferred) to certain members of the Trilex management team and to certain consultants of Trilex. The Series C Preferred automatically converts to Titan's common stock, on a one-to-one basis, only if certain development milestones are achieved within a certain timeframe. Upon achievement of the milestones, we would be required to value the technology using the then fair market value of our common stock issuable upon conversion. Holders of Series C Preferred are not entitled to vote but entitled to receive dividends, when, as and if declared by the board of directors ratably with any declaration or payment of any dividend on our common stock or other junior securities. The Series C Preferred has a liquidation preference equal to $0.01 per share. No value was assigned to the Series C Preferred in the accompanying financial statements.

*Common Stock*

In March 2000, we completed a private placement of 1.2 million shares of our common stock for net proceeds of $38.8 million, after deducting fees and commissions and other expenses of the offering.

In November 2000, we completed a private placement of 1.2 million shares of our common stock for net proceeds of $40.9 million, after deducting fees and commissions and other expenses of the offering.

*Shares Reserved for Future Issuance*

As of December 31, 2002, shares of common stock reserved by us for future issuance consisted of the following (shares in thousands):

| | |
|---|---|
| Stock options | 8,163 |
| Preferred stock | 222 |
| | 8,385 |

## 11. Stock Option Plans

In July 2002, we adopted the 2002 Stock Option Plan (2002 Plan). The 2002 Plan assumed the options which remain available for grant under our option plans previously approved by stockholders. Under the 2002 Plan and predecessor plans, a total of 6.4 million shares of our common stock were authorized for issuance to employees, officers, directors, consultants, and advisers. Options granted under the 2002 Plan and predecessor plans may either be incentive stock options within the meaning of Section 422 of the Internal Revenue Code and/or options that do not qualify as incentive stock options; however, only employees are eligible to receive incentive stock options. Options granted under the option plans generally expire no later than ten years from the date of grant, except when the grantee is a 10% shareholder, in which case the maximum term is five years from the date of grant. Options generally vest at the rate of one fourth after one year from the date of grant and the remainder ratably over the subsequent three years, although options with different vesting terms are granted from time-to-time. The exercise price of any options granted under the 2002 Plan must be at least 100% of the fair market value of our common stock on the date of grant, except when the grantee is a 10% shareholder, in which case the exercise price shall be at least 110% of the fair market value of our common stock on the date of grant.

Our amended 1998 Option Plan provides for the automatic grant of non-qualified stock options to our directors who are not 10% stockholders (Eligible Directors). Each Eligible Director will be granted an option to purchase 10,000 shares of common stock on the date that such person is first elected or appointed a director. Commencing on the day immediately following the later of (i) the 2000 annual stockholders meeting, or (ii) the first annual meeting of stockholders after their election to the Board, each Eligible Director will receive an automatic biennial (i.e. every two years) grant of an option to purchase 15,000 shares of common stock on the day immediately following the date of each annual stockholders meeting, as long as such director is a member of the Board of Directors. In addition, each Eligible Director will receive an automatic annual grant of an option to purchase 5,000 shares of common stock on the day immediately following the date of each annual stockholders meeting for each committee of the Board on which they serve.

In August 2001, we adopted the 2001 Employee Non-Qualified Stock Option Plan (2001 NQ Plan) pursuant to which 1,750,000 shares of common stock were authorized for issuance for option grants to employees and consultants who are not officers or directors of Titan. Options granted under the option plans generally expire no later than ten years from the date of grant. Option vesting schedule and exercise price are determined at time of grant by the Board of Directors.

In December 2001, Titan entered into agreements with certain officers and directors of the company to rescind stock options that were previously granted and exercised. These agreements resulted in the rescission of 88,000 stock options that were exercised and, as a result, a total compensation charge of $149,000 was recorded in general and administrative expense and the reinstated options were subsequently cancelled. A total of 53,000 shares of common stock were returned and retired from shares outstanding as of December 31, 2001, and $107,000 was refunded to the individuals.

Activity under our stock option plans, as well as non-plan activity are summarized below (shares in thousands):

| | Shares Available For Grant | Number of Options Outstanding | Weighted Average Exercise Price |
|---|---|---|---|
| **Balance at December 31, 1999** | 377 | 3,304 | $ 6.82 |
| Increase in shares reserved | 1,500 | — | — |
| Options granted | (748) | 748 | $36.20 |
| Options exercised | — | (353) | $ 4.31 |
| Options cancelled | 28 | (33) | $19.17 |
| **Balance at December 31, 2000** | 1,157 | 3,666 | $12.95 |
| Increase in shares reserved | 1,000 | — | — |
| Options granted | (1,300) | 1,300 | $15.21 |
| Options exercised | — | (404) | $ 3.26 |
| Options cancelled | 434 | (434) | $26.35 |
| **Balance at December 31, 2001** | 1,291 | 4,128 | $13.20 |
| Increase in shares reserved | 2,750 | — | — |
| Options granted | (2,200) | 2,200 | $ 4.44 |
| Options exercised | — | — | — |
| Options cancelled | 132 | (138) | $15.31 |
| **Balance at December 31, 2002** | **1,973** | **6,190** | **$10.05** |

Our option plans allow for stock options issued as the result of a merger or consolidation of another entity, including the acquisition of minority interest of our subsidiaries, to be added to the maximum number of shares provided for in the plan (Substitute Options). Consequently, Substitute Options are not returned to the shares reserved under the plan when cancelled. During 2002, 2001 and 2000, the number of Substitute Options cancelled were immaterial.

Options for 2.6 million and 2.4 million shares were exercisable at December 31, 2001 and 2000, respectively. The options outstanding at December 31, 2002 have been segregated into three ranges for additional disclosure as follows (option shares in thousands):

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Life (Years) | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $ 0.08–$ 1.50 | 200 | 2.50 | $ 0.68 | 198 | $ 0.67 |
| $ 1.51–$ 4.99 | 1,654 | 8.66 | $ 2.41 | 620 | $ 3.15 |
| $ 5.00–$11.62 | 2,070 | 7.18 | $ 7.48 | 1,352 | $ 7.48 |
| $11.63–$46.50 | 2,266 | 7.69 | $18.81 | 1,727 | $18.58 |
| $ 0.08–$46.50 | 6,190 | 7.61 | $10.05 | 3,897 | $11.36 |

In addition, Ingenex has a stock option plan under which options to purchase common stock of Ingenex have been and may be granted. No options had been granted under such plan since 1997.

We have elected to continue to follow APB 25 in accounting for our stock options, rather than the method of accounting prescribed by SFAS 123. Under APB 25, no compensation expense is recognized when the exercise price of our stock options equals the market price of the underlying stock on the date of grant.

Pro forma net loss and net loss per share information required by SFAS 123 as amended by SFAS 148 has been determined as if we had accounted for our employee stock options under the method prescribed by SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2002, 2001, and 2000: weighted-average volatility factor of 0.79, 0.86, and 0.90, respectively; no expected dividend payments; weighted-average risk-free interest rates in effect of 2.4%, 3.9% and 5.0%, respectively; and a weighted-average expected life of 3.54, 2.99, and 3.69, respectively. For purposes of disclosure, the estimated fair value of options is amortized to expense over the options' vesting period.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

Based upon the above methodology, the weighted-average fair value of options granted during the years ended December 31, 2002, 2001, and 2000 was $2.32, $8.44, and $23.56, respectively. A tabular presentation of pro forma net loss and net loss per share information for all reporting periods is presented in Note 1.

## 12. Minority Interest

The $1.2 million received by Ingenex upon the issuance of its Series B convertible preferred stock has been classified as minority interest in the consolidated balance sheet. As a result of the Series B preferred stockholders' liquidation preference, the balance has not been reduced by any portion of the losses of Ingenex.

Amounts invested by outside investors in the common stock of the consolidated subsidiaries have been apportioned between minority interest and additional paid-in capital in the consolidated balance sheets. Losses applicable to the minority interest holdings of the subsidiaries' common stock have been reduced to zero.

## 13. Related Parties Transactions

We make loans to our employees from time to time in order to attract and retain the best available talent and to encourage the highest level of performance. In 2002, 2001 and 2000, we provided certain relocation loans to employees in connection with employment. Also in February 2001, we provided a loan to an a vice president officer in the principal amount of $373,000 bearing interest at prime rate. The loan was due and payable on August 7, 2002 and as of December 31, 2002, the principal balance was paid in full.

## 14. Income Taxes

As of December 31, 2002, we had net operating loss carryforwards for federal income tax purposes of approximately $130.0 million that expire in the years 2006 through 2022, and federal research and development tax credits of approximately $1.4 million that expire in the years 2007 through 2022. We also had net operating loss carryforwards for state income tax purposes of approximately $21.0 million that expire in the years 2004 through 2013.

Utilization of our net operating loss may be subject to substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows (in thousands):

| | *December 31,* | |
|---|---|---|
| | 2002 | 2001 |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 45,300 | $ 34,300 |
| Research credit carryforwards | 2,100 | 3,000 |
| Capitalized research and development | 4,300 | 3,400 |
| Other, net | 300 | 900 |
| Total deferred tax assets | 52,000 | 41,600 |
| Deferred tax liabilities: | | |
| Unrealized gain on investments | (100) | (800) |
| Valuation allowance | (51,900) | (40,800) |
| Net deferred tax assets | $ — | $ — |

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $11.1 million, $5.9 million, and $9.4 million during 2002, 2001, and 2000, respectively. The valuation allowance at December 31, 2002 includes $3.7 million related to deferred tax assets arising from tax benefits associated with stock option plans. This benefit, when realized, will be recorded as an increase to stockholders' equity.

## 15. Quarterly Financial Data (Unaudited)

| *(in thousands, except per share amount)* | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2002** | | | | |
| Total revenue | $ 2,347 | $ 151 | $ 158 | $ 236 |
| Net loss | $ (4,950) | $ (7,032) | $ (7,296) | $ (8,904) |
| Basic and diluted net loss per share | $ (0.18) | $ (0.25) | $ (0.26) | $ (0.32) |
| Cash, cash equivalents and marketable securities | $ 96,013 | $ 89,616 | $ 81,449 | $ 73,450 |
| **2001** | | | | |
| Total revenue | $ 580 | $ 2,873 | $ 530 | $ 589 |
| Net loss | $ (4,519) | $ (1,834) | $ (4,787) | $ (6,324) |
| Basic and diluted net loss per share | $ (0.16) | $ (0.07) | $ (0.17) | $ (0.23) |
| Cash, cash equivalents and marketable securities | $ 114,421 | $ 113,122 | $ 108,913 | $ 105,051 |

## *REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS*

The Board of Directors and Stockholders
Titan Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Titan Pharmaceuticals, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Titan Pharmaceuticals, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Palo Alto, California
February 24, 2003

## Market for Registrant's Common Equity and Related Stockholder Matters

*(a) Price Range of Securities*

Our common stock trades on the American Stock Exchange under the symbol TTP. The table below sets forth the high and low sales prices of our common stock as reported by the American Stock Exchange for the periods indicated.

| | High | Low |
|---|---|---|
| **Fiscal Year Ended December 31, 2002:** | | |
| First Quarter | $ 9.810 | $ 5.600 |
| Second Quarter | $ 7.000 | $ 3.100 |
| Third Quarter | $ 4.170 | $ 1.350 |
| Fourth Quarter | $ 2.860 | $ 1.200 |
| **Fiscal Year Ended December 31, 2001:** | | |
| First Quarter | $39.650 | $14.500 |
| Second Quarter | $38.000 | $18.200 |
| Third Quarter | $30.350 | $ 5.950 |
| Fourth Quarter | $10.490 | $ 5.250 |

*(b) Approximate Number of Equity Security Holders*

The number of record holders of our common stock as of March 24, 2003 was approximately 166. Based on the last ADP search, we believe there are in excess of 12,000 beneficial holders of our common stock.

*(c) Dividends*

We have never paid a cash dividend on our common stock and anticipate that for the foreseeable future any earnings will be retained for use in our business and, accordingly, do not anticipate the payment of cash dividends.

## *CORPORATE INFORMATION*

### *Executive Officers*

Louis R. Bucalo, M.D.
Chairman, President and Chief Executive Officer

Sunil Bhonsle
Executive Vice President, Chief Operating Officer and Secretary

Robert E. Farrell
Executive Vice President, Chief Financial Officer

Richard C. Allen, Ph.D.
Executive Vice President, Cell Therapy

Frank H. Valone, M.D.
Executive Vice President, Clinical Development and Regulatory Affairs

### *Corporate Office*

400 Oyster Point Boulevard, Suite 505
South San Francisco, California 94080
Tel: 650-244-4990
Fax: 650-244-4956

### *General Counsel*

Loeb & Loeb, LLP
345 Park Avenue
New York, New York 10154-0037

### *Securities Listing*

Titan's securities are listed on the American Stock Exchange
Common Stock:TTP

### *Independent Auditors*

Ernst & Young, LLP
Palo Alto, California

### *Transfer Agent and Registrar*

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, New York 10004
Tel: 212-509-4000

### *Board of Directors*

Louis R. Bucalo, M.D.
Chairman, President and Chief Executive Officer
Executive Committee

Ernst-Günter Afting, M.D., Ph.D.
President of the GSF-National Center for Environment and Health, Germany
Former President and Chief Executive Officer of Roussel Uclaf

Victor J. Bauer, Ph.D.
Former President of Hoechst-Roussel Pharmaceuticals, Inc.

Eurelio M. Cavalier
Executive Committee
Compensation Committee
Former Group Vice President of U.S. Pharmaceutical Business Unit, Eli Lilly & Company

Michael K. Hsu
Audit Committee
General Partner of EndPoint Merchant Group

Hubert E. Huckel, M.D.
Executive Committee
Audit Committee
Compensation Committee
Former Chairman of the Board of Hoechst-Roussel Pharmaceuticals, Inc.

M. David MacFarlane, Ph.D.
Former Vice President and Responsible Head of Regulatory Affairs of Genentech, Inc.

Ley S. Smith
Executive Committee
Audit Committee
Former President and Chief Operating Officer of the Upjohn Company, and Former President of Pharmacia & Upjohn's U.S. Pharma Product Center

Konrad M. Weis, Ph.D.
Executive Committee
Compensation Committee
Former President, Chief Executive Officer and Honorary Chairman of Bayer Corporation



TITAN PHARMACEUTICALS, INC.
400 OYSTER POINT BLVD., STE 505
SOUTH SAN FRANCISCO, CA 94080
PHONE 650.244.4900
FAX 650.244.4956
WWW.TITANPHARM.COM